

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Mr. Michael F. Holloran
Chief Executive Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

> **Re:** **Intelligent Living Corp.**
> **Form 10-K/A for the Fiscal Year Ended May 31, 2009**
> **Filed August 18, 2010**
> **File No. 000-25335**

Dear Mr. Halloran:

We have reviewed your filings and response to our letter dated August 6, 2010 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended May 31, 2009

1. We note that you did not revise your disclosure, as you indicated you would in your prior responses, to state that you have initiated technology cooperation "on a best efforts basis with Kilia Teknologi." Please supplementally confirm that you will revise your disclosure accordingly in future filings.

2. In addition, we note that, contrary to your response to comment six in our letter dated December 23, 2009, you continue to refer to Kilia Teknologi on your website, and that the content of your references is not in English. In this regard, it is unclear to us why Kilia Teknologi would be featured on your website when you have provided relatively little disclosure about them in your Form 10-K. Please supplementally tell us how you will revise your future disclosure and/or website as appropriate to reflect the importance of your relationship with Kilia Teknologi.

Item 13. Certain Relationships and Related Party Transactions and Director Independence, page 11

3. We note that you did not revise your disclosure in response to comment two in our letter dated August 6, 2010. Please supplementally confirm that, in future filings, you will revise your disclosure to clarify that Mr. Simons' loan to the company was the subject of the converted debt that is described in Item 13.

Signatures, page 14

4. Please supplementally confirm that Mr. Holloran also signed this filing in his capacity as the chief accounting officer of the company, in accordance with Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Page
        Jackson & Campbell, P.C.
        Via Facsimile